Q3 2011
REPORT TO
SHAREHOLDERS
August 4, 2011

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	5
OPERATING RESULTS	6
FINANCIAL CONDITION	12
CASH FLOWS	13
LIQUIDITY AND CAPITAL RESOURCES	14
OUTLOOK	16
FINANCIAL RISK MANAGEMENT	16
CRITICAL ACCOUNTING ESTIMATES	17
ACCOUNTING POLICIES	17
RELATED PARTY TRANSACTIONS	23
INTERNAL CONTROL OVER FINANCIAL REPORTING	23
RISKS AND UNCERTAINTIES	24
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	24
FORWARD-LOOKING STATEMENTS	27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS	29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months and nine months ended July 3, 2011, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and nine months ended July 3, 2011, and the related notes, and with our MD&A for the year ended October 3, 2010 (2010 Annual MD&A). This interim MD&A is dated August 4, 2011. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A. The unaudited interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2010 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-Looking Statements” cautionary notice on page 27.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

Our Products and Markets

We are a marketer and globally low-cost vertically-integrated manufacturer of quality branded, basic, apparel for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. Gildan® is the leading brand of activewear for the screenprint channel in the U.S. and Canada and is establishing a growing presence in Europe, Mexico and the Asia-Pacific region. We are also one of the world’s largest sock manufacturing companies and a leading supplier of socks to mass-market and other retailers in North America. The Company operates in one business segment, being high-volume, basic, frequently replenished apparel.

In the screenprint channel, we sell T-shirts, fleece and sport shirts in undecorated “blank” form primarily under our industry leading Gildan® brand in large quantities to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also providing undecorated products to large branded apparel companies and retailers that sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors.

In the U.S. mass-market and other retailer channels, we sell a variety of styles of socks and we are increasingly becoming a significant supplier of underwear and undecorated activewear products. We supply various retailer exclusive licensed and private label brand sock programs and we are increasingly developing the Gildan® brand within the retail channel. With the recent acquisition of Gold Toe Moretz Holdings Corp. (Gold Toe Moretz), effective April 15, 2011, we now sell a variety of branded athletic,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The Gold Toe Moretz brand portfolio includes: the core Gold Toe® brand, which has top consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand for a national chain; the GT® brand extension which has potential for development in the mass-market as a result of leveraging Gildan’s low-cost vertical production and supply chain; the PowerSox® athletic performance brand which is mainly distributed through sports specialty retailers and national chains; the Auro® dress and casual brand for the mass-market; and, All Pro®, an athletic sock brand for the mass-market. In addition, we have licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands. Gold Toe Moretz has also taken initial steps to expand the Gold Toe® brand into underwear.

The vast majority of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The vast majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment together with our commitment to corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality as we control essentially all aspects of our manufacturing. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations allow Gildan to deliver enhanced product features for its sock products. These innovations have resulted in further improving the value proposition of both our activewear and sock products to our customers.

Our Operations

Textile and Sock Manufacturing
To support our sales in the North American and international markets in which we compete, we have developed two main manufacturing hubs in Central America and the Caribbean Basin where we have built modern textile manufacturing facilities for the production of activewear and underwear fabric as well as sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. The Company also owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010 as an initial step towards the potential establishment of a manufacturing hub to support our growth in targeted markets in Asia and Europe.

Central American manufacturing hub
Our largest manufacturing hub is based in Honduras and includes two vertically-integrated textile facilities (Rio Nance 1 and Rio Nance 2) and a third textile facility (Rio Nance 5) which is currently under construction. The textiles produced at the Rio Nance complex are sewn in our sewing facilities in Honduras and Nicaragua. At the same complex, we have also constructed and operate two integrated sock manufacturing facilities (Rio Nance 3 and Rio Nance 4). Rio Nance 4 is our most recent sock facility which began production in April 2010 and is expected to support future sales growth in the sock category and position us to reduce our sock manufacturing costs.

Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Sourcing operations
The recent acquisition of Gold Toe Moretz provides long-standing product sourcing network relationships and expertise which are expected to complement Gildan’s large scale, vertically-integrated manufacturing. The majority of the Gold Toe Moretz products are currently sourced from third-party suppliers, primarily in Asia. Gold Toe Moretz operates sourcing offices in Asia to facilitate sourcing decisions and supply chain management. Gildan will explore opportunities to utilize Gold Toe Moretz’s sourcing network to introduce new products within its existing channels of distribution.

Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. We source our yarn requirements from CanAm, as well as from Frontier and other third-party yarn providers, with whom we have supply agreements.

Sales, Marketing and Distribution
Our sales and marketing office which services our global screenprint markets is located in Christ Church, Barbados. We operate our retail sales and marketing activities from our Charleston, South Carolina location, and with the acquisition of Gold Toe Moretz we now have sales offices in Newton and Greensboro, North Carolina. Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and we also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Distribution activities related to servicing retail customers are conducted out of our distribution centre in Charleston, South Carolina. In addition, with the recent acquisition of Gold Toe Moretz, we also have smaller retail distribution facilities in North Carolina. Gold Toe Moretz also owns and operates 28 retail stores located in outlet malls throughout the United States.

Employees and Corporate Office
We currently employ approximately 30,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our recent acquisition of Gold Toe Moretz complements Gildan’s competitive strengths with enhanced brand management experience and expertise, merchandising, technical innovation, design and sourcing capabilities. Our commitment to leading environmental and social responsibility practices is also an increasingly important factor for our customers.

Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. The Gold Toe Moretz company-owned and licensed brands in the retail channel also compete with

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MANAGEMENT’S DISCUSSION AND ANALYSIS

well-established U.S. fashion apparel and athletic brand companies which primarily source their products from Asia.

Economic Environment

 In the second half of fiscal 2010 we began to experience a recovery in demand in the screenprint market which continued into fiscal 2011. However, beginning in the third fiscal quarter of this year, industry demand has declined year over year. According to the CREST report produced by Capstone Research, Inc., unit shipments from U.S wholesale distributors to U.S. screenprinters were down approximately 9% following growth of 11.8% and 6.0% in the first and second quarter of fiscal 2011, respectively. We believe that the decline in demand in the third quarter of fiscal 2011 is due to a combination of factors, including overall economic uncertainty, the impact of successive industry selling price increases that resulted from rising cotton and other input costs during fiscal 2010 and 2011, and delayed timing of orders as screenprinters seek to benefit from a recent decline in cotton prices. We also believe that demand in the third quarter of last year benefited from screenprinters purchasing goods in advance of the implementation of selling price increases which became effective in the fourth quarter of fiscal 2010.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities
While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American and international screenprint markets.

U.S. Screenprint Distributor Market
We intend to continue to pursue further penetration of the Gildan® brand in the U.S. distributor screenprint channel as we rebuild inventories to more optimal levels and as we bring on new production capacity. The introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate.

International and Other Screenprint Markets
As the Company adds more production capacity, we intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia/Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers that sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America to support our projected growth, and allocate more capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the potential development over time of a vertically-integrated manufacturing hub in Bangladesh is intended to support our strategy to grow our international business in Asia and Europe.

2.	Leverage our successful business model to further penetrate the retail channel
We are leveraging our existing core competencies, successful business model and competitive strengths to penetrate the U.S. retail channel. Our business model in the retail channel, as in the screenprint channel, combines consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, together with our commitment to corporate social responsibility and environmental sustainability. We are a leading supplier of socks in the U.S. mass-market retail channel, and intend to continue to build our market share position in socks, activewear and underwear in retail. Within the mass-market retail channel, we have positioned ourselves as a strategic supplier of selective national retailers’ exclusive brand licenses or private label brands for socks, activewear and underwear to large retailers seeking to consolidate their supply chain

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MANAGEMENT’S DISCUSSION AND ANALYSIS

with fewer, larger manufacturers. In addition, we are pursuing the steady development of a Gildan® brand strategy selling products with the Gildan® label to retailers using supplier brands to differentiate their product offering, and seeking to acquire or license selective brands for retail.

The acquisition of Gold Toe Moretz, effective April 15, 2011, represents an important step in Gildan’s ongoing strategic development in retail.  In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies our channels of distribution across the broad spectrum of the U.S. retail channel. Additionally, this acquisition provides enhanced brand management expertise which can be utilized to further the development of the Gildan® brand. Furthermore, we intend to leverage Gildan’s manufacturing scale and expertise to support the further development of Gold Toe Moretz’s owned and licensed brands to create further sales growth opportunities in socks and other retail product categories. Gold Toe Moretz has the exclusive U.S. sock licenses for Under Armour® and New Balance®.

3.	Continue to generate manufacturing and distribution cost reductions
We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for cost-reduction and further product quality enhancement. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost-reduction initiatives. These include, among others, our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to sustainability. We believe that the recent acquisition of Gold Toe Moretz creates the potential to achieve cost synergies by combining the operations of both companies and integrating certain high-volume products supplied by Gold Toe Moretz with Gildan’s vertically-integrated sock manufacturing in Honduras.

4.	Re-invest and/or redistribute cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditures requirements to support our organic growth, as well as our dividend requirements, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2010 Annual MD&A, as subsequently updated in our first and second quarter MD&A of fiscal 2011 and in this MD&A.

OPERATING RESULTS

BUSINESS ACQUISITION

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz for an aggregate cash consideration of $352.5 million, net of cash acquired. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The Company financed the acquisition by using $100 million of cash on hand and approximately $250 million drawn on its revolving long-term credit facility. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events.

Gildan accounted for this acquisition using the purchase method in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581, Business Combinations, and the results of Gold Toe Moretz have been consolidated with those of Gildan from the date of acquisition. Consequently the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

interim consolidated financial statements for the third quarter of fiscal 2011 include the results of Gold Toe Moretz from April 16, 2011 to July 3, 2011. We have allocated the purchase price on a preliminary basis to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Please refer to Note 4 to the third quarter 2011 unaudited interim consolidated financial statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

OPERATING RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED JULY 3, 2011, COMPARED TO THE THREE MONTHS AND NINE MONTHS ENDED JULY 4, 2010

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that we caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition, operating results and cash flows.

We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the audited annual Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)			2011				2010	2009
	Q3(1)	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	529.8	383.2	331.3	368.9	395.3	326.8	220.4	301.7
Net earnings	94.1	61.4	35.9	56.8	64.7	48.8	28.0	42.4
Net earnings per share
Basic EPS(2)	0.77	0.51	0.30	0.47	0.53	0.40	0.23	0.35
Diluted EPS(2)	0.77	0.50	0.29	0.47	0.53	0.40	0.23	0.35
Total assets	1,893.3	1,441.7	1,346.0	1,327.5	1,272.4	1,170.8	1,093.6	1,074.5
Total long-term financial liabilities	252.0	-	-	-	0.1	0.7	3.2	4.4
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,649	121,515	121,394	121,334	121,264	121,061	120,977	120,959
Diluted	122,506	122,273	122,161	122,141	122,098	121,919	121,762	121,668
(1) Results reflect the acquisition of Gold Toe Moretz from April 16, 2011.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business

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MANAGEMENT’S DISCUSSION AND ANALYSIS

experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak Summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.

Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Net Sales
Net sales in the third quarter of fiscal 2011 amounted to $529.8 million, up 34.0% from $395.3 million in the third quarter of last year. Sales of activewear and underwear were $424.6 million, up 20.9% from $351.3 million last year, and sales of socks were $105.2 million, up 139.1% compared to sales of $44.0 million in fiscal 2010. The acquisition of Gold Toe Moretz contributed $53.9 million to the increase in sock sales.

The growth in sales of activewear and underwear in the quarter was mainly due to an approximate 26% increase in average net selling prices, partially offset by a 3.9% reduction in unit volume shipments. Higher average net selling prices resulted primarily from successive increases in base selling prices in the screenprint market announced in the second half of fiscal 2010 and the first half of fiscal 2011 combined with lower promotional activity, as well as price increases which are continuing to be implemented in the retail market. The decrease in unit sales volumes of activewear and underwear in the third quarter of fiscal 2011 compared to the same period last year was primarily due to the Company’s capacity constraints and low inventory availability combined with lower industry demand which continued to deteriorate throughout the quarter. The decrease in shipments in the U.S. wholesale distributor channel, as noted below, was partially offset by continued strong growth in sales of activewear destined for large branded apparel companies and retailers which sell imprinted activewear and an increase of over 80% in shipments of activewear and underwear to U.S. retailers.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the CREST report, produced by Capstone Research, Inc., which tracks industry growth and market share in the U.S. distributor channel. The table below summarizes the CREST data for the three months ended June 30, 2011:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended		Three months ended
	June 30,		June 30,
	2011 vs 2010		2011	2010
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(10.3)%	(9.1)%	61.1%	62.0%
T-shirts	(10.8)%	(9.4)%	61.7%	62.6%
Fleece	(3.8)%	(3.0)%	60.4%	60.9%
Sport shirts	2.9%	(3.4)%	45.7%	42.9%

Market conditions deteriorated in successive months in the third quarter of fiscal 2011. During the three months ended June 30, 2011, unit shipments from U.S. distributors to U.S. screenprinters were down 9.1%, while shipments of Gildan products from U.S. distributors to U.S. screenprinters decreased 10.3%, as the Company’s capacity constraints and low inventory availability during the quarter prevented it from fully maintaining its market share in the U.S. distributor channel. Consequently, our overall leading market share of 61.1% in the third quarter of fiscal 2011 declined slightly from 62.0% in the third quarter of fiscal 2010 and from 62.6% in the second quarter of fiscal 2011, reflecting lower market share in the T-shirt and fleece categories. Unit shipments of Gildan sport shirts from U.S. distributors to U.S. screenprinters were up 2.9% compared to a decrease of 3.4% in overall industry unit shipments of sport shirts. Gildan’s market share of 45.7% in this category increased from 42.9% in the third quarter of fiscal 2010 and was up slightly from the second quarter of fiscal 2011.

Net sales from international markets of $42.6 million in the third quarter of fiscal 2011 increased 20.0% compared to the same period last year. The increase in sales was primarily due to higher average net selling prices, partially offset by lower unit sales volumes. Our sales in Europe were also impacted by capacity constraints, as well as by the discontinuation of programs during fiscal 2010 which were serviced by Shahriyar Fabric Industries Limited prior to its acquisition by Gildan. Unit sales volumes in Asia/Pacific increased 115.1%. Sales from Canada totaled $18.6 million in the third quarter of fiscal 2011, up 8.1% compared to the same period last year due primarily to higher average selling prices, partially offset by lower unit sales volumes.

The increase in sales of socks compared to the third quarter of last year was due to the impact of the acquisition of Gold Toe Moretz, together with the earlier timing of shipments of back-to-school programs and more efficient operations in the Company’s new retail distribution centre in Charleston, South Carolina, and the implementation of selling price increases.

Compared to the Company’s outlook which was provided on May 11, 2011, net sales were below the Company’s previous projection of close to $550 million, primarily as a result of a decline in industry demand in the U.S. distributor channel, low inventory availability on certain key products and unfavourable product mix due to the later timing of fleece shipments. The Company’s previous forecast had assumed an increase of 3% in unit shipments from U.S. distributors to U.S. screenprinters compared to the 9.1% decline in overall industry demand during the third quarter, as previously discussed. The lower than anticipated unit sales volumes were partially offset by higher than projected average net selling prices.

Net sales for the first nine months ended July 3, 2011 amounted to $1,244.3 million, up 32.0% from net sales of $942.5 million in the same period last year. Sales of activewear and underwear were $1,037.1 million, up $259.6 million, or 33.4% from $777.5 million last year, and sales of socks were $207.2 million, up $42.2 million, or 25.6% compared to $165.0 million in the first nine months of fiscal 2010. The increase in sales of activewear and underwear was due to higher average net selling prices and a 13% increase in unit sales volumes. Unit sales growth of activewear and underwear reflected the recovery in market conditions in the U.S. wholesale distributor channel in the first half of fiscal 2011, increased penetration in other screenprint markets and increased shipments of activewear and underwear to mass-market retailers,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

partially offset by weaker market demand in the third quarter. The increase in sales of socks was due to the impact of the acquisition of Gold Toe Moretz, partially offset by lower organic sock sales.

Gross Profit
Gross profit for the third quarter of fiscal 2011 of $149.8 million increased compared to gross profit of $107.1 million during the third quarter of fiscal 2010. As a percentage of net sales, gross profit for the third quarter of fiscal 2011 was 28.3%, up from gross margins of 27.1% in the third quarter of fiscal 2010 due to manufacturing efficiencies and the impact of the Gold Toe Moretz acquisition. The impact of higher net selling prices on percentage gross margins offset the impact in the quarter of higher cost of cotton compared to the same period last year. Gross margins for the third quarter of fiscal 2011 were better than the Company’s guidance provided on May 11, 2011 which reflected gross margins in the range of 26.0%-26.5%, due primarily to more favourable net selling prices, partially offset by unfavourable product-mix due to the later timing of fleece programs, which are being shipped in the fourth quarter. Gildan’s cost of cotton in the third quarter this year was approximately $1.25 per pound, in line with the Company’s guidance for the quarter, compared to $0.64 per pound in the third quarter of fiscal 2010. For the first nine months of fiscal 2011, gross profit was $339.3 million, or 27.3% of net sales, compared to $263.6 million, or 28.0% of net sales in the same period last year. The decline in gross margins compared to last year was due to higher cotton, energy and other input costs, manufacturing inefficiencies in the first half of the year which significantly impacted gross margins for socks and underwear, increased sewing overtime costs to maximize production of activewear, and unfavourable activewear product-mix. These factors more than offset the positive impact of significantly higher net selling prices and the impact of the acquisition of Gold Toe Moretz.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the third quarter of fiscal 2011 were $56.5 million, or 10.7% of net sales compared to $39.9 million or 10.1% of net sales in the third quarter of fiscal 2010.  For the first nine months of fiscal 2011, SG&A expenses were $145.8 million, or 11.7% of net sales, compared to $112.6 million, or 11.9% of net sales in the same period last year. SG&A expenses for both the three and nine month periods ended July 3, 2011 included approximately $13.1 million of SG&A expenses of Gold Toe Moretz. Excluding the acquisition of Gold Toe Moretz, SG&A expenses increased by $3.5 million or 8.8% in the third quarter, and $20.1 million or 17.9% for the first nine months of fiscal 2011 compared with the same periods in the prior year. The increase for the third quarter of fiscal 2011 was due primarily to increased retail marketing expenses, a $1.4 million write-off of obsolete assets, higher legal and professional fees and the impact of the higher-valued Canadian dollar on corporate expenses. The increase in SG&A expenses for the nine months ended July 3, 2011 compared to the same period last year was due primarily to increases in compensation expenses, retail marketing expenses, legal and professional fees, the impact of the higher-valued Canadian dollar on corporate administrative expenses, combined with the impact of start-up inefficiencies relating to the ramp-up of new distribution facilities in the first half of the fiscal year and higher volume-driven distribution costs. In addition, SG&A expenses for the first nine months of fiscal 2011 included a loss of $3.7 million recognized in the second quarter of fiscal 2011 relating to the early termination of our previous corporate aircraft lease, due to the purchase cost of the early termination option exceeding the proceeds that were realized on the sale of the aircraft to an unrelated party. The Company has entered into a ten-year operating lease for a new corporate aircraft, which was delivered during the second quarter.

Restructuring and Other Charges
During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama. Restructuring and other charges totaled $0.5 million and $4.9 million for the three months and nine months ended July 3, 2011, respectively, primarily related to these closures. For the first nine months of fiscal 2011, restructuring and other charges included $2.8 million of employee termination costs, and other exit costs of $1.7 million consisting of inventory transfer costs, carrying and dismantling costs related to the closures noted above. For the first nine months of fiscal 2010, restructuring

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and other charges totaled $5.9 million, mainly relating to the consolidation of retail distribution facilities, including $2.3 million of accelerated depreciation, $2.4 million of inventory transfer costs, carrying and dismantling costs, and lease termination costs, $0.7 million of employee termination costs, and an asset impairment loss of $1.0 million.

Financial Expense, net
Net financial expense amounted to $0.8 million in the third quarter, slightly down from $1.0 million in the same period last year, mainly as a result of foreign exchange gains in the current year compared to foreign exchange losses last year, substantially offset by an increase in interest expense and bank charges due primarily to the financing of the acquisition of Gold Toe Moretz. For the nine months ended July 3, 2011, net financial expense of $3.7 million was up $1.8 million compared to the same period last year mainly due to an increase in interest expense and bank charges as mentioned above, combined with a realized loss of $1.3 million in the first quarter of fiscal 2011 on derivative financial instruments which were not designated as hedges for accounting purposes, partially offset by foreign exchange gains in the current year compared to foreign exchange losses last year.

Income Taxes
The Company recorded income tax recoveries for the third quarter and the first nine months of fiscal 2011 of $3.0 million and $6.8 million, respectively, compared to an income tax recovery of $1.8 million and an expense of $0.6 million in the third quarter and the first nine months of fiscal 2010, respectively. Excluding the impact of restructuring and other charges in both years, the effective income tax rate in the third quarter and the first nine months of fiscal 2011 was a recovery of 2.3% and 2.7%, respectively, compared to an effective income tax recovery rate of 1% in the third quarter and an effective income tax rate of 1.8% for the first nine months of last year. The year over year change in the effective income tax rate was mainly due to the recognition of tax losses incurred during fiscal 2011 in higher tax jurisdictions combined with the impact of a higher proportion of profits earned in lower tax jurisdictions.

Net Earnings
Net earnings for the third quarter of fiscal 2011 of $94.1 million, or $0.77 per share on a diluted basis, were up from net earnings of $64.7 million, or $0.53 per share on a diluted basis in the third quarter of fiscal 2010. Net earnings included an after-tax restructuring and other recovery of $0.3 million in the third quarter of fiscal 2011 and a charge of $1.7 million in the third quarter of fiscal 2010. Excluding the impact of restructuring and other charges, adjusted net earnings of $93.8 million and adjusted diluted EPS of $0.77 for the third quarter of fiscal 2011 reflected increases of 41.3% and 42.6%, respectively, compared to adjusted net earnings of $66.4 million and adjusted diluted EPS of $0.54 for the same period of the prior year. The increase in adjusted net earnings and EPS was primarily due to higher net selling prices, combined with manufacturing efficiencies and the $0.03 per share accretive impact of the acquisition of Gold Toe Moretz, which more than offset the unfavourable impact of significantly higher cotton and other input costs and lower unit sales volumes. See the heading entitled “Adjusted Net Earnings and Adjusted Diluted EPS” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this interim MD&A.

EPS for the third quarter of fiscal 2011 of $0.77 were $0.07 above the Company’s guidance of approximately $0.70 per share which it had provided on May 11, 2011, due primarily to more favourable net selling prices which more than offset the impact of lower than projected unit sales volumes and unfavourable product-mix.

Net earnings for the first nine months of fiscal 2011 were $191.4 million, or $1.56 per share on a diluted basis, compared with net earnings of $141.5 million, or $1.16 per share on a diluted basis, for the same period last year. Adjusted net earnings were $194.7 million or $1.59 per share, compared with adjusted net earnings of $145.4 million or $1.19 per share in the first nine months of fiscal 2010. The year over year increases of 33.9% and 33.6% in adjusted net earnings and diluted EPS, respectively were due to increased sales revenues for activewear, together with the earnings and EPS accretion attributable to the Gold Toe Moretz acquisition and lower income taxes. These positive factors more than offset significantly

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MANAGEMENT’S DISCUSSION AND ANALYSIS

higher cotton and other input costs, increased SG&A expenses, lower organic sock sales and lower gross margins in the first fiscal quarter.

FINANCIAL CONDITION

Trade accounts receivable of $275.6 million as at July 3, 2011 increased by $129.9 million compared to $145.7 million at the end of fiscal 2010 and by $107.7 million compared to $167.9 million at the end of the third quarter of fiscal 2010. The increase in trade accounts receivable from the end of fiscal 2010 was due to higher seasonal sales in the third quarter compared with the fourth quarter of fiscal 2010, the inclusion of accounts receivable from the acquisition of Gold Toe Moretz which amounted to $37.2 million at the end of the third quarter, and the impact of an increase in the number of days’ sales outstanding (DSO). The increase in DSO compared to the end of fiscal 2010 was primarily due to factors that existed at the end of fiscal 2010, including the favourable DSO impact of a full year’s accrual for annual sales discounts being included in trade accounts receivable, which was partially offset by the impact of trade accounts receivable at the end of fiscal 2010 including amounts relating to seasonal fleece programs that were invoiced with extended payment terms. The $107.7 million increase in trade accounts receivable compared to the third quarter of fiscal 2010 was due to the increase in year-over-year third quarter net sales, the inclusion of Gold Toe Moretz’s trade accounts receivable, as noted above, and a slightly higher DSO compared with last year at this time.

Inventories of $519.7 million were up $187.2 million, or 56.3% from $332.5 million at the end of fiscal 2010, and were $195.7 million higher compared to the third quarter of fiscal 2010. The increase in inventories compared to both periods reflected the inclusion of inventories from the acquisition of Gold Toe Moretz which amounted to $67.4 million at the end of the third quarter. Excluding the impact from the acquisition of Gold Toe Moretz, the increases in inventories were due primarily to a significant increase in overall average unit costs due to rising cotton and other input costs, as well as higher T-shirt and sock inventories which were at lower than optimal levels last year. T-shirt inventories continued to be at suboptimal levels for certain styles during the third quarter of fiscal 2011, although we expect to increase these inventory levels during the fourth quarter of fiscal 2011.

Property, plant and equipment, which are net of accumulated depreciation, amounted to $533.6 million at July 3, 2011, compared to $479.3 million at October 3, 2010. The increase of $54.3 million reflected capital additions of $112.9 million, and the inclusion of $3.5 million of property, plant and equipment from the acquisition of Gold Toe Moretz, partially offset by $49.2 million of depreciation and $12.1 million of reclassifications of property, plant and equipment to assets held for sale. Capital additions consisted primarily of the construction of our new Rio Nance 5 textile facility, expenditures related to the ramp-up of our Rio Nance 4 sock facility, the expansion of our distribution centre in North Carolina servicing the screenprint market, the further incremental capacity expansion of our Dominican Republic textile facility, and our biomass energy project in Honduras.

Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software, and amounted to $259.2 million as at July 3, 2011 compared to $61.3 million at the end of fiscal 2010. The increase reflects $204.7 million related to the acquisition of Gold Toe Moretz, net additions of computer software of $1.8 million, partially offset by amortization of $8.6 million.

Goodwill of $150.3 million as at July 3, 2011 increased by $140.1 million from the end of fiscal 2010 primarily as a result of the acquisition of Gold Toe Moretz.

Assets held for sale of $14.9 million as at July 3, 2011 and $3.2 million as at October 3, 2010 include property, plant and equipment primarily relating to closed facilities. The increase was due mainly to the reclassification from property, plant and equipment to assets held for sale, including sock manufacturing and distribution facilities at our Fort Payne, Alabama location that were recently closed, and our former office building in Barbados.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Total assets were $1,893.3 million as at July 3, 2011, compared to $1,327.5 million at the end of the previous year. Working capital was $616.0 million as at July 3, 2011 compared to $570.5 million as at October 3, 2010. The current ratio at the end of the third quarter of fiscal 2011 was 3.0 compared to 4.0 at the end of fiscal 2010.

Accounts payable and accrued liabilities amounted to $299.4 million as at July 3, 2011 compared to $186.2 million at the end of fiscal 2010 and $184.7 million at the end of the third quarter of fiscal 2010. The $113.2 million increase from the end of fiscal 2010 and the $114.7 million increase compared with last year at this time reflected the inclusion of accounts payable and accrued liabilities from the acquisition of Gold Toe Moretz, which amounted to $59.2 million at the end of the third quarter. Excluding the impact from the acquisition of Gold Toe Moretz, the increases were mainly due to the impact of higher cotton and other input costs on accounts payable. Accounts payable and accrued liabilities at the end of the third quarter of fiscal 2011 include a balance of $15.4 million relating to the deficit position of the Gold Toe Moretz defined benefit pension plan, as noted under the “Liquidity and Capital Resources” section of this interim MD&A.

Income taxes payable increased from $5.0 million at the end of fiscal 2010 to $5.5 million at July 3, 2011, primarily reflecting increases in current income taxes payable that exceeded income tax payments during the first nine months of fiscal 2011.

Future income tax liabilities net of future income tax assets increased from $4.5 million at the end of fiscal 2010 to $12.0 million at July 3, 2011. The increase was due primarily to the acquisition of Gold Toe Moretz which resulted in the assumption of approximately $21 million of net future income tax liabilities at April 15, 2011, partially offset by the recognition of the tax benefit of tax losses incurred during fiscal 2011 in the Company’s higher tax rate jurisdictions, as disclosed in note 17 to the unaudited interim consolidated financial statements. As disclosed in note 4 to the unaudited interim consolidated financial statements, the assumed net future income tax liabilities of approximately $21.0 million of Gold Toe Moretz at the date of acquisition included future income tax liabilities of approximately $58.0 million resulting from the tax effect of temporary taxable differences between the accounting and tax basis of net assets acquired, primarily relating to intangible assets, partially offset by a future income tax asset of approximately $37 million relating to the tax benefit of income tax loss carryforwards.

CASH FLOWS

Cash flows from operating activities for the three months and nine months ended July 3, 2011 were $60.7 million and $70.9 million, respectively, compared to $107.3 million and $211.6 million for the same periods last year. Despite an increase in cash generated from earnings before depreciation and other non-cash items compared with the prior year, cash flows from operating activities decreased due primarily to increases in trade accounts receivable and inventories as noted under the “Financial Condition” section of this interim MD&A. For fiscal 2010, the changes in inventory reflected the impact of rising cotton prices on inventory costs offset by a decrease in T-shirt inventory levels due to temporary production disruptions following the Haiti earthquake in January 2010. Cash flows from operating activities for fiscal 2011 reflect a cash contribution of $9.5 million made during the quarter to Gold Toe Moretz’s defined benefit plan in connection with the Company's plan to wind up the defined benefit pension plan in fiscal 2012, as noted under the “Liquidity and Capital Resources” section of this interim MD&A.

Cash flows used in investing activities were $390.3 million and $478.0 million in the third quarter and first nine months of fiscal 2011, respectively, compared to $24.8 million and $108.1 million in the third quarter and first nine months of fiscal 2010, respectively. The increases in cash flows used in investing activities were mainly due to the acquisition of Gold Toe Moretz in April 2011 for $352.5 million, combined with a slight increase in capital expenditures. For fiscal 2011, capital expenditures were primarily for capacity expansions, as noted under the “Financial Condition” section of this interim MD&A. For fiscal 2010, cash outflows from investing activities included investments for manufacturing capacity expansions in Honduras, the acquisition of a vertically-integrated manufacturing facility in Bangladesh, and the purchases of the retail distribution centre in Charleston and the new office building in Barbados.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We generated free cash flow for the three months ended July 3, 2011 of $22.9 million, which decreased by $59.3 million compared to $82.2 million last year. For the nine months ended July 3, 2011, we incurred negative free cash flow of $54.6 million, compared to free cash flow of $118.5 million in the prior year.  The decrease in free cash flow is due mainly to the decrease in cash flows from operating activities as noted above. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this interim MD&A.

Cash flows from financing activities were $244.9 million and $237.3 million in the third quarter and first nine months of fiscal 2011, respectively, compared to $0.1 million and an outflow of $1.5 million in the third quarter and first nine months of fiscal 2010, respectively. During the third quarter of fiscal 2011, we borrowed $252 million under our revolving long-term credit facility to partially finance the acquisition of Gold Toe Moretz. In addition, we have issued two dividend payments during fiscal 2011 totaling $18.3 million, following the initiation of a quarterly dividend in the second quarter of fiscal 2011.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving long-term credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions, including our recent acquisition of Gold Toe Moretz on April 15, 2011. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, incremental expansion of existing facilities, working capital requirements, payment of dividends, and business acquisitions.

During the third quarter of fiscal 2011, we increased the existing unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the revised facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. Total indebtedness as at July 3, 2011 was $252.0 million, compared to nil at October 3, 2010 with the increase being due to the funds drawn on our long-term credit facility to partially finance the acquisition of Gold Toe Moretz. An amount of $11.5 million has been committed against this facility to cover various letters of credit as at July 3, 2011. Total indebtedness is comprised of bank indebtedness and long-term debt as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this interim MD&A.

We ended the quarter with net indebtedness of $163.0 million, compared to cash in excess of total indebtedness of $258.4 million at the end of fiscal 2010 which consisted entirely of cash and cash equivalents with no cash drawn under our revolving long-term credit facility. The increase in net indebtedness is due primarily to the acquisition in April 2011 of Gold Toe Moretz which was financed using $252 million drawn on our credit facility and $100 million of cash on hand. Net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this interim MD&A. At July 3, 2011, we continue to have ample liquidity and significant financing capacity and flexibility under our revolving long-term credit facility.

Gildan is currently projecting capital expenditures of approximately $150 million for fiscal 2011, to implement its further capacity expansion plans for production of activewear and underwear in Honduras and the Dominican Republic, to complete the ramp-up of its second sock manufacturing facility in Honduras and the expansion of its distribution centre in North Carolina servicing the screenprint market, as well as to finance its ongoing cost reduction initiatives including the completion of its biomass alternative energy projects in Honduras. The Company is also using cash in fiscal 2011 to finance planned increases in non-cash working capital, including an increase in activewear finished goods inventories and higher unit costs of inventories due to higher cotton and other input costs, as well as to fund its dividend requirements and pension plan contributions in connection with the Company's plan to wind up the Gold Toe Moretz defined benefit pension plan in fiscal 2012 as noted below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect that cash flows from operating activities for the foreseeable future will provide us with sufficient liquidity to fund our organic growth strategy including anticipated working capital and capital expenditure requirements, as well as to fund dividends to shareholders, and service debt obligations. Our internally generated cash flows, together with additional funds available under our revolving long-term credit facility and other sources of external capital, are expected to provide us with continuing financing flexibility to take advantage of potential opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

Off-Balance Sheet Arrangements and Contractual Obligations

All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows.  As disclosed in Note 8 to our unaudited interim consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 3, 2011, the maximum potential liability under these guarantees was $20.9 million, of which $5.1 million was for surety bonds and $15.8 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period for the following items as at July 3, 2011, excluding derivative financial instruments and future interest payments:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Long-term debt	252.0	-	-	252.0	-
Purchase obligations	370.2	326.4	43.8	-	-
Operating leases	49.7	3.5	26.1	9.0	11.1
Pension liability	15.4	9.5	5.9	-	-
Total Contractual Obligations	687.3	339.4	75.8	261.0	11.1

The Company has begun the process to fully fund and wind up the Gold Toe Moretz defined benefit pension plan, which was frozen in 2006. This pension plan was in a deficit position of approximately $25 million at the April 15, 2011 acquisition date, which decreased to approximately $15 million at the end of the third quarter of fiscal 2011 after reflecting a contribution to the plan of $9.5 million during the quarter. Over the next twelve months, we expect to complete the remaining funding, which is currently estimated at $15 million assuming no changes to current actuarial assumptions or fair value of plan assets, and also complete the procedures to wind up the plan.

Derivative Instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the nine months ended July 3, 2011, the Company entered into forward foreign exchange contracts and zero-cost collar options in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, interest rate swap contracts in order to minimize the exposure to potential increases in variable interest rates, and to a lesser extent, cotton derivative contracts in order to reduce the exposure of forecasted cash outflows related to some of its raw material consumption needs. Please refer to Note 14 to the unaudited interim consolidated financial statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at July 3, 2011.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 31, 2011 there were 121,778,084 common shares issued and outstanding along with 984,594 stock options and 915,854 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Dividend and Normal Course Issuer Bid

In December 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend. For the nine months ended July 3, 2011, the Company has paid an aggregate of $18.3 million of dividends. On August 3, 2011 the Board of Directors declared a quarterly dividend of $0.075 per share for an expected aggregate dividend payment of $9.1 million which will be paid on all issued and outstanding common shares of the Company. The dividend will be paid on September 9, 2011, rateably and proportionately to the holders of record on August 18, 2011, being the record date. The Company’s dividend policy is reviewed annually by the Board of Directors.

The Company also announced, in December 2010, the reinstatement of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE (the NCIB). The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the common shares on the stock exchange on which the shares are purchased at the time of acquisition. Common shares purchased under the NCIB will be cancelled. There were no common shares purchased under the NCIB during the first nine months of fiscal 2011.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2011 is contained in our third quarter earnings results press release dated August 4, 2011 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.  Please refer to the “Financial Risk Management” section of the 2010 Annual MD&A and Note 20 to the audited Consolidated Financial Statements for the year ended October 3, 2010 for complete disclosure of the Company’s exposure to risks arising from financial instruments in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments-Disclosures. We have updated the following financial risk since our 2010 Annual MD&A and as subsequently updated in our second quarter interim MD&A.

Foreign Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is comprised of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales revenues and distribution expenses for customers outside of the United States, and head office expenses in Canada. In addition, the Company is exposed to foreign currency fluctuations related to purchases of finished goods by our Gold Toe Moretz subsidiary from foreign suppliers. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, the Australian dollar, the Mexican peso, and the Chinese Renminbi exchange rates. The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. Although the value of the Lempira has been fixed relative to the U.S. dollar since 2005, the Honduran government has recently adopted a floating currency system which allows the Lempira to float against the U.S. dollar within a restricted range. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales, cost of sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss and included in financial expense (income) in the statement of earnings.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 1 to our 2010 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:

•	Allowance for Doubtful Accounts
•	Inventory Valuation
•	Sales Promotional Programs
•	Recoverability of Long-Lived Assets
•	Income Taxes
•	Business Acquisitions and Goodwill

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2010 Annual MD&A.

ACCOUNTING POLICIES

Accounting Policies

The Company applied the same accounting policies in the preparation of its unaudited interim consolidated financial statements as those disclosed in Note 1 to its audited Consolidated Financial Statements for the year ended October 3, 2010. The method of amortization and estimated useful lives for the acquired intangible assets of Gold Toe Moretz are disclosed in note 4 to the unaudited interim consolidated financial statements as at and for the three months and nine months ended July 3, 2011.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board (IASB), will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information.

The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions as well as the progress of our IFRS changeover plan, and may cause the Company to select different accounting policies and/or IFRS 1 exemptions than the preliminary conclusions reached to date. In addition, the IASB has a number of on-going projects on its agenda, and IFRS standards and interpretations are continuously subject to change. Our summary of key expected changes has been completed with the expectation that we will apply IFRS in effect as at the date of this report. However we will only make final decisions regarding early adoption of any new standards as they are issued by the IASB. We continuously review all developments issued by the IASB, the AcSB, and the Canadian Securities Administrators (CSA), and assess the impact of any new developments on our IFRS transition plan and make any necessary changes accordingly.

Progress towards Completion of our IFRS Changeover Plan

In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases - 1) Scoping and Diagnostic Phase, 2) Detailed Impact Analysis and Design Phase, and 3) Implementation and Review Phase. Our IFRS transition continues to proceed on schedule, and as at July 3, 2011, we have completed the first and second phases of our IFRS transition plan. The implementation and review phase is currently underway, including the final quantification of identified differences, and will continue until our first complete annual financial reporting under IFRS is released as at and for the year ending September 30, 2012.

Our IFRS transition is on schedule and there have been no significant changes to the key elements of our changeover plan, and no new accounting differences have been identified since the last update on our IFRS transition plan, as reported in the 2010 annual MD&A and as subsequently updated in our first and second quarter interim MD&As. We will continue to report on the status of our plan, and to provide more detailed quantitative information during the remainder of fiscal 2011. The key elements and status of our changeover plan are as follows:

Information technology and data systems

Systems and processes are currently in place to collect the information required under IFRS. Although new reports will be required to capture new information required for presentation and disclosure under IFRS, the transition to IFRS will not require significant changes to our information technology systems and reports. Our systems are considered to be reliable for purposes of generating the comparative fiscal 2011 financial information that needs to be provided in accordance with IFRS during fiscal 2012, as well as the information required in the opening balance sheet as at the transition date.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Internal controls over financial reporting

Internal control processes and procedures are being implemented in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP will be substantially the same as those required in our IFRS reporting environment.

Disclosure controls and procedures

Disclosure controls and procedures are being updated to include all data required for additional financial statement disclosures under IFRS. Our disclosure controls and procedures are also being updated to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise including training requirements

The project to transition to IFRS is being led by the Corporate Accounting group in Montreal. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis, and internal communication and education is being rolled out in phases throughout the Company as the key elements are addressed. Periodic meetings are held with management and the Audit and Finance Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts, including the impact on operating agreements and key performance indicators

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans have been reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.

Accounting policies, including choices among policies permitted under IFRS

We have completed our review of accounting differences and accounting policy alternatives under IFRS as compared to Canadian GAAP, and the potential impact of such differences on the Company’s accounting at the transition date and on an ongoing basis. We have identified a number of areas where there will be some impact on the recognition and measurement of certain balance sheet and statement of earnings items as noted below. We are currently finalizing the quantification of certain results of our detailed impact analysis and therefore our conclusions are still preliminary at this stage. Final conclusions may have a material impact on our financial statements upon transition to IFRS. We expect to be in a position to provide additional quantitative information of our significant accounting differences identified to date in our 2011 annual MD&A.

The following is a summary of the significant differences between Canadian GAAP and IFRS that have been identified to date:

Investment in consolidated joint venture: Our consolidated financial statements currently include the accounts of our yarn spinning joint venture CanAm, as we are considered the primary beneficiary of this entity under Canadian GAAP, in part because we consume all of CanAm’s production. Our partner’s share of the net assets and net earnings of CanAm are reflected as a non-controlling interest adjustment in our consolidated balance sheet and statement of earnings. Under IFRS, CanAm is considered a jointly controlled entity and we are not deemed to exercise control. Consequently, we will no longer consolidate CanAm, in which case we will account for this investment using the equity method as at the opening IFRS balance sheet. Under the equity method, which is effectively a “one-line consolidation method”, our net investment in CanAm will be presented as a long-term asset on one line in our consolidated balance sheet, for an amount equal to our initial investment and our cumulative share of undistributed earnings which has been determined to be approximately $12.5 million as at the transition date. The removal of the assets and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

liabilities of CanAm from the consolidated balance sheet of the Company and the addition of a long-term asset will result in a net decrease in total assets of approximately $10 million and a corresponding decrease in total liabilities. Post transition, net earnings are not expected to be affected by this change, but there will be non-material changes to the components of our net earnings, as our share of CanAm’s net earnings will be presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal. In addition, the Company’s consolidated statement of cash flows will no longer include the cash flows of CanAm, and in particular the cash flows related to CanAm’s capital expenditures and borrowings will no longer be included in the Company’s cash flows relating to investing activities and financing activities. However, any additional investments in or dividends received from CanAm will be presented as part of cash flows relating to investing activities. Except for the elimination of unrealized intercompany profits, any transactions between the Company and CanAm post transition will no longer be eliminated upon consolidation, but will instead be recorded, measured and disclosed as a related party transaction in the Company’s consolidated financial statements.

Business combinations – Transaction costs and restructuring costs: Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring costs are included in the cost of the purchase (which usually results in such costs being added to goodwill). As noted below, we expect to use an optional exemption that will allow us to apply IFRS guidance only for business combinations that occur after the transition date, and accordingly we do not expect to record adjustments to the opening IFRS balance sheet for these accounting policy differences. However, the 2011 comparative figures to be presented when we report under IFRS in fiscal 2012 will be restated to reflect the impact of IFRS differences resulting from the acquisition of Gold Toe Moretz on April 15, 2011. The adjustments to the 2011 comparative figures will include a reduction to goodwill of approximately $10 million, net of income taxes, relating to transaction costs and certain restructuring costs that have been included in the cost of the purchase under Canadian GAAP, with a corresponding charge to earnings.

Business combinations - Contingent consideration: Under Canadian GAAP, contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt. Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase (which usually results in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is recorded in net earnings. This difference will result in the following adjustments:

•
The recognition of a liability of approximately $5.8 million at the transition date with a corresponding decrease to retained earnings, related to contingent consideration as part of a business combination that occurred in fiscal 2008, which was recognized under Canadian GAAP after the transition date. This adjustment is charged to retained earnings rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case.

•
An increase in goodwill of approximately $5.3 million relating to the accounting treatment for contingent consideration in connection with the acquisition of Gold Toe Moretz. This adjustment will result in a corresponding increase to liabilities under IFRS as at the date of acquisition, and will be reflected in the 2011 comparative figures which will be restated in fiscal 2012 in order to reflect the IFRS compliant adjustments.

Borrowing costs: Under IFRS, borrowing costs incurred during the period in which an asset is being constructed must be capitalized as part of the cost of the asset. Under the Company’s current accounting policy, all borrowing costs are charged to earnings and included in financial expense (income). As the Company has a history of constructing its manufacturing facilities, it is reasonable to expect that a portion of the Company’s borrowing costs incurred in periods subsequent to the adoption of IFRS will be capitalized, although the amount of capitalized costs will depend on the scale of future construction activity and the level of interest-bearing indebtedness, if any, outstanding during the period of construction. As

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MANAGEMENT’S DISCUSSION AND ANALYSIS

noted below, we expect to use an optional exemption that will allow us to capitalize borrowing costs only for assets for which the commencement date for capitalization is on or after the transition date. Accordingly, there is no opening IFRS balance sheet adjustment for borrowing costs incurred prior to the transition date.

Income taxes - Assets transferred between entities within the consolidated group: Under Canadian GAAP, deferred income tax assets and liabilities are not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity is deferred on the balance sheet as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), valued at the buying entity’s tax rate. This difference will result in the recognition of a deferred income tax asset of approximately $1.6 million at the transition date for the tax effect of temporary differences for certain inventories which have been transferred between group entities, with a corresponding entry to retained earnings.

Income taxes - Deferred tax assets in a business combination recognized subsequent to the measurement period: Under Canadian GAAP, additional deferred tax assets of the acquiree that are not initially recognized within the measurement period, but are recognized subsequent to the measurement period are recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment is recognized in net earnings. Under IFRS, additional deferred tax assets of the acquiree do not result in a reduction of intangible assets, and if recognized after the measurement period, the adjustment is recognized in net earnings. This difference will result in an opening IFRS balance sheet adjustment of approximately $6 million at the transition date as an increase to intangible assets, with a corresponding increase to retained earnings, in order to reverse a reduction of intangible assets recorded under Canadian GAAP related to deferred tax assets that were recognized subsequent to the measurement period related to a previous business combination. Consequently, annual amortization expense will increase by approximately $0.4 million over the remaining useful life of the intangible asset, which is approximately seventeen years.

Significant separable components of property, plant and equipment: Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts when practicable and when estimates can be made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. No significant impact is expected to our opening IFRS balance sheet at the transition date, and we do not expect any significant modifications to the groupings of our major capital assets.

Impairment of long-lived assets: Under Canadian GAAP, the impairment test for long-lived depreciable assets or asset groups is a two-step process. The first step involves comparing an asset or asset group’s carrying value to its undiscounted future cash flows. If an asset or asset group’s undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is measured by the difference between the asset or asset group’s discounted future cash flows and its carrying amount. IFRS only requires a one-step impairment test for identifying and measuring impairment in which the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount (i.e. higher of fair value less costs to sell and value-in-use, which includes estimates based on discounted future cash flows) and an impairment charge is recorded if the carrying value is higher than the recoverable amount. Unlike Canadian GAAP, IFRS requires impairment charges (except goodwill impairment charges) to be reversed when circumstances indicate that the impairment no longer exists. No impact is expected to our IFRS opening balance sheet at the transition date. However, in future periods, impairment rules under IFRS may result in more frequent write-downs due to the one-step impairment test, and volatility in the Company’s financial position and results of operations may arise due to possible reversals of previously recorded impairment charges.

Leases: Under Canadian GAAP, quantitative thresholds are provided to assist in determining whether a lease should be classified as a financing/capital lease or an operating lease. Under IFRS, there are no

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MANAGEMENT’S DISCUSSION AND ANALYSIS

specific quantitative thresholds, and additional qualitative indicators are provided to assist in determining lease classification. The findings of our review have indicated that a previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a financing lease under IFRS. This difference is due primarily to the fact that we had given notice in fiscal 2010 to exercise an early purchase option on the lease for this corporate aircraft, which will result in an opening IFRS balance sheet adjustment of approximately $17 million, as an increase to our non-current assets with a corresponding increase in current liabilities at the transition date. Depreciation and interest expense from the financing lease under IFRS will replace the lease expense previously charged to net earnings under Canadian GAAP, and lease payments will be recognized as repayments of principal and interest. During the second quarter of fiscal 2011, the Company completed the purchase of the corporate aircraft and immediately sold it to an external, unrelated party as disclosed in Note 12 to the unaudited interim consolidated financial statements. The Company has leased a new corporate aircraft which is being accounted for as an operating lease under Canadian GAAP, and which will also be classified as an operating lease under IFRS.

Decommissioning and restoration liabilities: Asset retirement obligations, which are referred to as decommissioning and restoration liabilities under IFRS, are not required to be recognized under Canadian GAAP when the timing and/or method of settlement are conditional on a future event, the entity has several options to settle the obligation, and the obligation has an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. The Company has not recognized any liability and corresponding asset for the estimated future costs of decommissioning and restoring certain assets located at its textile and sock facilities under Canadian GAAP since the criteria for recognition have not been met. However, the findings of our review have indicated that an obligation exists under IFRS. As noted below, we expect to use an optional exemption that will allow us to use a simplified approach to calculate the IFRS opening depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS. We are currently in the process of finalizing the estimate of the discounted value of future decommissioning and restoration costs for certain assets at our offshore locations, which is expected to result in the recognition of a non-current liability of approximately $9 million with an offsetting increase to property, plant and equipment and retained earnings of approximately $6.5 million and $2.5 million, respectively. The increase in property, plant and equipment will increase our depreciation expense in subsequent years.

Key accounting policies not expected to be significantly impacted: The Company has also assessed other relevant standards, including but not limited to revenue recognition, inventories, share based payments, and employee benefits, and expects that these standards are likely to have less significance for the Company’s changeover to IFRS.

Financial statement note disclosure

Compared to Canadian GAAP, IFRS requires significant additional disclosures, primarily in the notes to the annual financial statements. There are also a number of special transitional disclosures that will be required during fiscal 2012. We have identified the key additional disclosure requirements and we are currently working on collecting the data and designing the reports required for the additional disclosure. We expect to be in a position to provide the required disclosures when we begin reporting in IFRS during fiscal 2012.

IFRS 1 Optional Exemptions

The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s first annual reporting date with any resulting adjustments generally recorded against retained earnings as of the transition date. IFRS 1 provides first-time adopters certain optional exemptions and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

mandatory exceptions from full retrospective application. The following table outlines the optional exemptions that the Company currently expects to use at the transition date:

Accounting Policy	Optional Exemption

Foreign exchange cumulative translation	The exemption permits the balance of any cumulative translation
differences	adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the
Company will eliminate its CTA balance of $26.2 million
currently included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.

Decommissioning and restoration	The exemption permits the Company not to apply IFRIC 1,
liabilities	Changes in Existing Decommissioning, Restoration and Similar
Liabilities retrospectively to calculate the opening depreciated cost of the asset relating to decommissioning and restoration liabilities under IFRS, but rather to use a simplified approach based on the discounted value of the liability at the transition date.

Business combinations	The exemption permits the Company not to apply IFRS 3,
Business Combinations, to business combinations
occurring prior to the transition date.

Share based payment transactions	The exemption permits the Company to apply IFRS 2, Share-
based Payment, only to equity instruments that were granted
after November 7, 2002 which have not yet vested at the
transition date.

Borrowing costs	The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. For the three months ended July 3, 2011, total purchases of yarn from Frontier were $79.0 million (2010 - $44.1 million) along with $0.2 million (2010 - $0.2 million) relating to management fees paid to Frontier. For the nine months ended July 3, 2011, total purchases of yarn from Frontier were $199.1 million (2010 - $109.2 million) along with $0.6 million (2010 - $0.6 million) relating to management fees paid to Frontier. As at July 3, 2011, we had an outstanding payable to Frontier of $60.4 million (October 3, 2010 - $30.0 million; July 4, 2010 - $33.6 million).

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 3, 2010 was included in the 2010 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 3, 2010. There have been no material changes in internal control over financial reporting since October 3, 2010.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

In our 2010 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties”, as subsequently updated in our first and second quarter 2011 interim MD&A, we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2010 Annual MD&A, as updated by our first and second quarter 2011 interim MD&A include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate
•	Changes to international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Changes to and failure to comply with consumer product safety laws

Recent Developments Relating to Dominican Republic Labour Matters

In connection with its textile operations in the Dominican Republic, the Company was a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated by the union in February 2011, although it is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and has filed a third-party complaint alleging violation of freedom of association with the Fair Labor Association (FLA), an international labour standards monitor of which Gildan is a participating company. The Company is currently collaborating with the FLA in a verification of the majority representation claim of the second union.

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not

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MANAGEMENT’S DISCUSSION AND ANALYSIS

have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges net of income tax recovery, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q3 2011(1)	Q3 2010	YTD 2011(1)	YTD 2010
Net sales	529.8	395.3	1,244.3	942.5
Cost of sales	380.0	288.2	905.0	678.9
Gross profit	149.8	107.1	339.3	263.6
Selling, general and administrative expenses	56.5	39.9	145.8	112.6
Restructuring and other charges	0.5	2.8	4.9	5.9
Operating income	92.8	64.4	188.6	145.1
Financial expense, net	0.8	1.0	3.7	1.9
Non-controlling interest in consolidated joint venture	0.9	0.5	0.3	1.1
Earnings before income taxes	91.1	62.9	184.6	142.1
Income taxes	(3.0)	(1.8)	(6.8)	0.6
Net earnings	94.1	64.7	191.4	141.5
Adjustments for:
Restructuring and other charges	0.5	2.8	4.9	5.9
Income tax recovery on restructuring and other charges	(0.8)	(1.1)	(1.6)	(2.0)
Adjusted net earnings	93.8	66.4	194.7	145.4
Basic EPS	0.77	0.53	1.57	1.17
Diluted EPS	0.77	0.53	1.56	1.16
Adjusted diluted EPS	0.77	0.54	1.59	1.19

(1) Results reflect the acquisition of Gold Toe Moretz from April 16, 2011.
Certain minor rounding variances exist between the financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Net earnings	94.1	64.7	191.4	141.5
Restructuring and other charges	0.5	2.8	4.9	5.9
Depreciation and amortization	21.8	17.1	57.9	48.9
Variation of depreciation included in inventories	0.1	1.8	(2.0)	2.7
Interest, net	1.0	0.3	1.2	0.3
Income taxes	(3.0)	(1.8)	(6.8)	0.6
Non-controlling interest of consolidated joint venture	0.9	0.5	0.3	1.1
EBITDA	115.4	85.4	246.9	201.0

Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Cash flows from operating activities	60.7	107.3	70.9	211.6
Cash flows used in investing activities	(390.3)	(24.8)	(478.0)	(108.1)
Adjustments for:
Business acquisitions	352.5	-	352.5	15.3
Restricted cash reimbursed related to a business
acquisition	-	(0.3)	-	(0.3)
Free cash flow	22.9	82.2	(54.6)	118.5

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness (Cash in Excess of Total Indebtedness)

We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	Q3 2011	Q4 2010	Q3 2010
Current portion of long-term debt	-	-	0.1
Long-term debt	252.0	-	-
Total indebtedness	252.0	-	0.1
Cash and cash equivalents	(89.0)	(258.4)	(201.2)
Net indebtedness (Cash in excess of total indebtedness)	163.0	(258.4)	(201.1)

Certain minor rounding variances exist between the financial statements and this summary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2010 Annual MD&A, as subsequently updated in our first and second quarter 2011 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 and 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 4, 2011

QUARTERLY REPORT – Q3 2011 P.28

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 3, 2011	October 3, 2010	July 4, 2010
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$88,993	$258,442	$201,209
Trade accounts receivable	275,607	145,684	167,948
Income taxes receivable	-	-	528
Inventories (note 5)	519,716	332,542	323,991
Prepaid expenses and deposits	12,491	9,584	10,596
Future income taxes	16,033	6,340	6,634
Other current assets	8,092	9,079	9,646
	920,932	761,671	720,552

Property, plant and equipment	533,600	479,292	462,641
Assets held for sale (note 9)	14,912	3,246	3,546
Intangible assets	259,171	61,321	63,422
Goodwill	150,288	10,197	10,035
Other assets	14,383	11,805	12,242

Total assets	$1,893,286	$1,327,532	$1,272,438

Current liabilities:
Accounts payable and accrued liabilities	$299,367	$186,205	$184,666
Income taxes payable	5,504	5,024	-
Current portion of long-term debt	-	-	58
	304,871	191,229	184,724

Long-term debt (note 6)	252,000	-	-
Future income taxes	28,049	10,816	19,447
Non-controlling interest in consolidated joint venture	11,364	11,058	8,367

Contingencies (note 15)

Shareholders' equity:
Share capital	102,430	97,036	96,236
Contributed surplus	13,001	10,091	9,753

Retained earnings	1,155,669	982,764	925,948
Accumulated other comprehensive income	25,902	24,538	27,963
	1,181,571	1,007,302	953,911
	1,297,002	1,114,429	1,059,900

Total liabilities and shareholders' equity	$1,893,286	$1,327,532	$1,272,438

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$529,777	$395,324	$1,244,286	$942,528
Cost of sales	379,957	288,190	904,989	678,938

Gross profit	149,820	107,134	339,297	263,590

Selling, general and administrative
expenses	56,485	39,927	145,841	112,629
Restructuring and other charges
(note 9)	537	2,812	4,911	5,922

Operating income	92,798	64,395	188,545	145,039

Financial expense, net (note 14)	807	961	3,660	1,883
Non-controlling interest in
consolidated joint venture	891	584	306	1,095

Earnings before income taxes	91,100	62,850	184,579	142,061

Income taxes (note 17)	(2,982)	(1,837)	(6,791)	632

Net earnings	94,082	64,687	191,370	141,429

Other comprehensive income, net
of related income taxes (note 11)	1,371	489	1,364	1,715

Comprehensive income	$95,453	$65,176	$192,734	$143,144

Earnings per share:
Basic EPS (note 10)	$0.77	$0.53	$1.57	$1.17
Diluted EPS (note 10)	$0.77	$0.53	$1.56	$1.16

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Nine months ended July 3, 2011 and July 4, 2010
 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to
stock options and Treasury restricted
share units (note 7)	-	-	3,422	-	-	3,422
Shares issued as consideration for costs
incurred in a business acquisition
(note 12(c))	30	1,068	-	-	-	1,068
Shares issued under employee share
purchase plan	17	488	-	-	-	488
Shares issued pursuant to exercise of
stock options	354	3,343	(140)	-	-	3,203
Shares issued pursuant to vesting of
Treasury restricted share units	21	495	(495)	-	-	-
Other comprehensive income (note 11)	-	-	-	1,364	-	1,364
Dividends declared	-	-	123	-	(18,465)	(18,342)
Net earnings	-	-	-	-	191,370	191,370

Balance, July 3, 2011 (unaudited)	121,774	$102,430	$13,001	$25,902	$1,155,669	$1,297,002

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to
stock options and Treasury restricted
share units (note 7)	-	-	3,146	-	-	3,146
Recovery related to repricing of stock
options previously exercised	-	-	1,159	-	-	1,159
Shares issued under employee share
purchase plan	19	466	-	-	-	466
Shares issued pursuant to exercise of
stock options	178	1,210	(10)	-	-	1,200
Shares issued pursuant to vesting of
Treasury restricted share units	142	1,518	(1,518)	-	-	-
Other comprehensive income (note 11)	-	-	-	1,715	-	1,715
Net earnings	-	-	-	-	141,429	141,429

Balance, July 4, 2010 (unaudited)	121,302	$96,236	$9,753	$27,963	$925,948	$1,059,900

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$94,082	$64,687	$191,370	$141,429
Adjustments for non-cash items (note 12(a))	17,869	18,479	54,402	59,116
	111,951	83,166	245,772	200,545
Changes in non-cash working capital balances:
Trade accounts receivable	(54,219)	(17,615)	(100,091)	(7,655)
Inventories	(23,071)	13,713	(127,585)	(24,291)
Prepaid expenses and deposits	(2,345)	(3,529)	(827)	1,008
Other current assets	1,135	(1,882)	(2)	(1,089)
Accounts payable and accrued liabilities	23,758	32,866	52,952	55,437
Income taxes	3,504	537	651	(12,357)
	60,713	107,256	70,870	211,598
Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term credit facility	252,000	-	252,000	-
Dividends paid	(9,148)	-	(18,342)	-
Increase in other long-term debt	-	-	-	43
Repayment of other long-term debt	-	(640)	-	(4,372)
Proceeds from the issuance of shares	2,023	734	3,691	1,666
Recovery related to repricing of stock options previously
exercised	-	-	-	1,159
	244,875	94	237,349	(1,504)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(32,189)	(25,597)	(110,904)	(93,613)
Purchase of intangible assets	(1,233)	(399)	(3,000)	(917)
Business acquisitions, net of cash acquired (note 4)	(352,495)	-	(352,495)	(15,326)
Payment of contingent consideration (note 12(d))	-	-	(5,815)	-
Restricted cash related to acquisition	-	254	-	254
Purchase of corporate asset, net of proceeds (note 12(a))	-	-	(3,693)	-
Proceeds on disposal of assets held for sale	7	348	468	4,388
Net (increase) decrease in other assets	(4,346)	624	(2,517)	(2,900)
	(390,256)	(24,770)	(477,956)	(108,114)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(99)	(463)	288	(503)
Net (decrease) increase in cash and cash equivalents
during the period	(84,767)	82,117	(169,449)	101,477
Cash and cash equivalents, beginning of period	173,760	119,092	258,442	99,732
Cash and cash equivalents, end of period	$88,993	$201,209	$88,993	$201,209

Supplemental disclosure of cash flow information (note 12)

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(For the period ended July 3, 2011)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. BASIS OF PRESENTATION:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended October 3, 2010.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those disclosed in note 1 of its annual audited consolidated financial statements for the year ended October 3, 2010. The method of amortization and estimated useful lives of intangible assets resulting from the acquisition of Gold Toe Moretz Holdings Corp. are disclosed in note 4 below.

3. CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, has also been completed, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

4. BUSINESS ACQUISITION:

Gold Toe Moretz Holdings Corp.

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”), a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States.

The aggregate purchase price of $352.5 million, net of cash acquired, included direct acquisition related costs of $7.3 million. The purchase price was subject to a working capital adjustment which was finalized subsequent to the end of the quarter resulting in a reduction of the purchase price of approximately $3.0 million and will be recorded in the fourth quarter of fiscal 2011 as a reduction to goodwill. In addition, the purchase agreement provides for an additional purchase price consideration of up to 150,000 common shares issued in the form of treasury restricted share units (“Treasury RSUs”) at closing, with a fair value of approximately $5.3 million at the date of acquisition. The vesting of the Treasury RSUs is contingent on the satisfaction of specified future events. This contingent consideration has not been reflected in the purchase price of the acquisition on the basis that the outcome of the contingency cannot be determined beyond a reasonable doubt at this time. Any additional purchase price consideration paid by the Company will be accounted for as an increase to goodwill. The Company financed the acquisition by using approximately $100 million of cash on hand and approximately $250 million drawn on the Company’s revolving long-term credit facility.

QUARTERLY REPORT – Q3 2011 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The Company accounted for this acquisition using the purchase method and the results of Gold Toe Moretz have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the acquisition date, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2011.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$28,150
Income taxes receivable	208
Inventories	57,549
Prepaid expenses and deposits	2,080
Future income taxes, current (ii)	13,208
Other current assets	122
Property, plant and equipment	3,523
Intangible assets (i)	204,700
Other assets	495
310,035

Liabilities assumed:
Accounts payable and accrued liabilities (iii)	(58,037)
Future income taxes, net, non-current (ii)	(33,779)
(91,816)

Net identifiable assets acquired	218,219
Goodwill	134,276
Purchase price	$352,495

The total consideration paid for the acquisition is comprised of the following:

Cash paid at closing, net of cash acquired of $3,576	$345,224
Direct acquisition costs	7,271
$352,495

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

(i)	The estimated fair value of intangible assets of $204.7 million included in the purchase price allocation above consists of the following:

Trademarks	$94,000
License agreements	51,000
Customer relationships	58,000
Non-compete agreements	1,700
$204,700

QUARTERLY REPORT – Q3 2011 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The intangible assets are being amortized on a straight line basis over their estimated useful lives, being seven years for license agreements, twenty years for customer relationships and two years for non-compete agreements. The trademarks are not being amortized as they are considered to be indefinite life intangible assets.

(ii)
The estimated fair value of future income taxes include net future income tax liabilities of $57.6 million relating to the tax effect of temporary taxable differences between the purchase accounting values and tax basis of net assets acquired, partially offset by a future income tax asset of approximately $37 million relating to the tax benefit of income tax loss carryforwards.

(iii)
The estimated fair value of accounts payable and accrued liabilities assumed includes a net pension liability of approximately $25 million related to the funded status of Gold Toe Moretz’s defined pension plan which is in a deficit position. The pension liability also includes estimated costs related to management’s plan to wind up and settle the defined benefit plan within the next twelve months, and accordingly has been classified as a current liability in the interim consolidated balance sheet. As of July 3, 2011, the balance of the pension liability was $15.4 million, after reflecting a pension contribution of approximately $9.5 million during the third quarter of fiscal 2011.

5. INVENTORIES:

Inventories were comprised of the following:

	July 3, 2011	October 3, 2010	July 4, 2010

Raw materials and spare parts inventories	$75,754	$54,353	$54,263
Work in process	33,169	37,305	29,527
Finished goods	410,793	240,884	240,201
	$519,716	$332,542	$323,991

6. LONG-TERM DEBT:

In June 2011, the Company increased its existing unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the revised facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. As at July 3, 2011, $252 million was drawn under the revolving long-term credit facility bearing a combined effective interest rate for the period of 2.0%. As described in note 14, the Company has entered into interest rate swap contracts in order to mitigate a portion of its exposure to potential increases in the variable interest rates.

7. STOCK-BASED COMPENSATION:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs and deferred share units are credited to accounts payable and accrued liabilities.

QUARTERLY REPORT – Q3 2011 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. STOCK-BASED COMPENSATION (continued):

Outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2010	1,299	$19.57
Changes in outstanding stock options:
Granted	69	28.64
Exercised	(354)	8.86
Forfeited	(27)	26.88
Options outstanding, July 3, 2011	987	$23.86

As at July 3, 2011, 222,952 outstanding options were exercisable at the weighted average exercise price of CA$23.73 (July 4, 2010 - 479,227 options at CA$11.70). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the nine months ended July 3, 2011 was $13.36 (July 4, 2010 - $8.51).

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 3, 2010	748	$19.93
Changes in outstanding Treasury RSUs:
Granted	62	35.40
Granted for dividends declared	4	31.94
Settled through the issuance of common shares	(21)	23.45
Forfeited	(27)	27.29
Treasury RSUs granted as contingent consideration (note 4)	150	35.40
Treasury RSUs outstanding, July 3, 2011	916	$23.27

As at July 3, 2011, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months and nine months ended July 3, 2011 was $1.1 million (2010 - $1.1 million) and $3.4 million (2010 - $3.1 million), respectively. The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.  As described in note 4, the compensation expense excludes the value of 150,000 Treasury RSUs granted in connection with the acquisition of Gold Toe Moretz as they are considered contingent consideration.

Outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 3, 2010	313
Changes in outstanding non-Treasury RSUs:
Granted	151
Granted for dividends declared	2
Settled	(28)
Forfeited	(36)
Non-Treasury RSUs outstanding, July 3, 2011	402

QUARTERLY REPORT – Q3 2011 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. STOCK-BASED COMPENSATION (continued):

As of July 3, 2011, the weighted average fair value per non-Treasury RSU was $35.48. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at July 3, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months and nine months ended July 3, 2011 was $1.4 million (2010 - $0.8 million) and $3.7 million (2010 - $2.5 million), respectively. The counterpart has been recorded in accounts payable and accrued liabilities.

8. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 3, 2011, the maximum potential liability under these guarantees was $20.9 million (October 3, 2010 - $21.8 million), of which $5.1 million (October 3, 2010 - $5.1 million) was for surety bonds and $15.8 million (October 3, 2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, and the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2012.

As at July 3, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

9. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

(Gain) loss on disposal of assets held for sale	$(177)	$-	$159	$(433)
Accelerated depreciation	-	377	-	2,270
Asset impairment loss and write-down of assets held for sale	-	392	300	1,042
Employee termination costs and other benefits	208	346	2,765	673
Other exit costs	506	1,697	1,687	2,370
	$537	$2,812	$4,911	$5,922

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama. Restructuring and other charges totaled $0.5 million and $4.9 million for the three months and nine months ended July 3, 2011, respectively, primarily related to these closures. For the first nine months of fiscal 2011, restructuring and other charges included $2.8 million of employee termination costs, and other exit costs of $1.7 million consisting of inventory transfer costs, carrying and dismantling costs related to the closures noted above. For the first nine months of fiscal 2010, restructuring and other charges totaled $5.9 million, mainly relating to the consolidation of retail distribution facilities, including $2.3 million of accelerated depreciation, $2.4 million of inventory transfer costs, carrying and dismantling costs, and lease termination costs, $0.7 million of employee termination costs, and an asset impairment loss of $1.0 million.

Assets held for sale of $14.9 million as at July 3, 2011 (October 3, 2010 - $3.2 million; July 4, 2010 - $3.5 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

QUARTERLY REPORT – Q3 2011 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,649	121,264	121,519	121,101
Basic earnings per share	$0.77	$0.53	$1.57	$1.17

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,649	121,264	121,519	121,101
Plus dilutive impact of stock options and Treasury RSUs	857	834	803	826
Diluted weighted average number of common shares
outstanding	122,506	122,098	122,322	121,927
Diluted earnings per share	$0.77	$0.53	$1.56	$1.16

Excluded from the above calculation for the three months ended July 3, 2011 are 156,074 (2010 – 507,580) stock options and nil (2010 – nil) Treasury RSUs which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 3, 2011 are 156,074 (2010 – 784,214) stock options and nil (2010 – 21,833) Treasury RSUs which were deemed to be anti-dilutive.

11. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Net (loss) gain on derivatives designated as cash flow hedges	$(1,209)	$1,496	$(3,698)	$4,324
Income taxes	12	(15)	37	(43)

Amount of loss (gain) reclassified from other comprehensive
income to net earnings, and included in:
Net sales	2,612	(797)	4,190	(1,810)
Selling, general and administrative expenses	(278)	(292)	(789)	(292)
Financial expense, net	259	87	1,674	(490)
Income taxes	(25)	10	(50)	26
	$1,371	$489	$1,364	$1,715

As at July 3, 2011, approximately $1.1 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – Q3 2011 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Depreciation and amortization (note 13 (a))	$21,756	$17,079	$57,875	$48,855
Variation of depreciation included in inventories
(note 13 (a))	123	1,763	(2,040)	2,667
Restructuring charges related to assets held for sale
and property, plant and equipment (note 9)	(177)	769	459	2,879
Loss on disposal of long-lived assets	1,395	427	1,903	1,007
Loss on disposal of corporate asset (i)	-	-	3,693	-
Stock-based compensation costs	1,093	1,106	3,422	3,146
Future income taxes	(7,051)	(3,061)	(13,080)	(3,061)
Non-controlling interest	891	584	306	1,095
Unrealized net loss on foreign exchange and financial
derivatives not designated as cash flow hedges	146	1,115	1,608	1,819
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	(307)	(1,303)	256	709
	$17,869	$18,479	$54,402	$59,116

(i)
During the nine months ended July 3, 2011, the Company purchased a corporate aircraft pursuant to an early purchase option under its operating lease for approximately $16.9 million. Immediately following the purchase, the Company sold the corporate aircraft to an unrelated third party for proceeds of $13.2 million, resulting in a loss of $3.7 million which is included in selling, general and administrative expenses. The Company has leased a new corporate aircraft which is being accounted for as an operating lease.

(b)	Cash paid during the period for:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Interest	$1,137	$335	$1,524	$444
Income taxes	321	1,172	5,248	16,584

QUARTERLY REPORT – Q3 2011 P.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Non-cash transactions:

	July 3, 2011	October 3, 2010	July 4, 2010

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$4,067	$2,099	$2,150
Proceeds on disposal of long-lived assets
included in other assets	-	427	438
Proceeds on disposal of long-lived assets
included in other current assets	-	-	199

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$123	$-	$-
Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
Treasury RSUs and exercise of stock options	635	2,125	1,528
Shares issued as consideration for lease termination
costs incurred as part of the acquisition of
Gold Toe Moretz	1,068	-	-

(d)
In connection with the acquisition of V.I. Prewett & Son Inc. in fiscal 2008, the purchase agreement provided for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was initially paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow deposit balance to $5.8 million. During the nine months ended July 3, 2011, the contingent purchase consideration was settled and paid to the selling shareholders in the amount of $5.8 million from the escrow deposit. The additional purchase price consideration paid by the Company has been accounted for as an increase in goodwill and a corresponding decrease in other assets.

(e)	Cash and cash equivalents consist of:

	July 3, 2011	October 3, 2010	July 4, 2010

Cash balances with banks	$88,993	$196,279	$96,508
Short-term investments, bearing interest at rates
between 0.1% and 0.6%	-	62,163	104,701
	$88,993	$258,442	$201,209

QUARTERLY REPORT – Q3 2011 P.40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Depreciation and amortization of property, plant and
equipment and intangible assets	$21,756	$17,079	$57,875	$48,855
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	123	1,763	(2,040)	2,667
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$21,879	$18,842	$55,835	$51,522

Consists of:
Depreciation of property, plant and equipment	$17,525	$16,656	$47,209	$44,916
Amortization of intangible assets	4,353	2,181	8,619	6,587
Amortization of deferred financing costs and other	1	5	7	19
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$21,879	$18,842	$55,835	$51,522

(b)
The Company recorded bad debt expense, net of recoveries, of $0.6 million (2010 – $0.1 million) for the three months ended July 3, 2011 and $0.3 million (2010 – $0.5 million) for the nine months ended July 3, 2011. Bad debt expense is included in selling, general and administrative expenses.

(c)
The Company expensed $3.0 million (2010 - $2.4 million) in cost of sales for the three months ended July 3, 2011, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the nine months ended July 3, 2011 was $8.6 million (2010 - $6.4 million).

14. FINANCIAL INSTRUMENTS:

(a)	Financial expense, net:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Interest expense	$1,048	$281	$1,155	$299
Bank and other financial charges	584	264	1,406	1,042
Foreign exchange (gain) loss	(825)	535	(412)	654
Derivative (gain) loss on financial instruments not
designated for hedge accounting	-	(119)	1,511	(112)
	$807	$961	$3,660	$1,883

QUARTERLY REPORT – Q3 2011 P.41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts and zero-cost collar options in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts and the intrinsic value of zero-cost collar options were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The gains and losses related to the time value of zero-cost collar options are immediately recognized in earnings in the same caption as the items being hedged. The forward foreign exchange contracts and zero-cost collar options outstanding as at July 3, 2011 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Australian dollars, Canadian dollars, and Pounds sterling against the U.S. dollar. As at July 3, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
July 3, 2011	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$33,635	$-	$(2,412)	$(2,412)	$-
Zero-cost collar options	12,194	7	(265)	(258)	-
	$45,829	$7	$(2,677)	$(2,670)	$-

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
July 4, 2010	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$90,005	$2,035	$(667)	$715	$653
Forward fuel oil contracts	2,076	-	(185)	(185)	-
	$92,081	$2,035	$(852)	$530	$653

(c)   Interest rate swap contracts:

During the three months ended July 3, 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on a designated portion of the borrowings under the revolving long-term credit facility. As at July 3, 2011, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting.  As such, the effective portion of unrealized gains and losses related to the fair value of the interest rate swap contracts are included in other comprehensive income, and are recognized in earnings as a charge or credit to financial expense, in the same period as the interest payments on the amounts drawn under the revolving long-term credit facility are recognized. The following table summarizes the outstanding interest rate swap contracts as at July 3, 2011:

Notional			Fixed	Floating	Carrying and fair value
amount	Maturity date	Pay / Receive	rate	rate	Asset	Liability

$100,000	June 3, 2016	Pay fixed rate / Receive floating rate	1.88%	1-month U.S. LIBOR	$46	$-

QUARTERLY REPORT – Q3 2011 P.42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. CONTINGENCIES:

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provides for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the unaudited interim consolidated financial statements and no amounts have or will be disbursed by the Company in respect of the settlement.

16. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished apparel.

(a)	Net sales by major product group:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Activewear and underwear	$424,624	$351,335	$1,037,139	$777,477
Socks	105,153	43,989	207,147	165,051
	$529,777	$395,324	$1,244,286	$942,528

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for at least 10% of total net sales:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Company A	21.2%	21.1%	20.1%	22.3%
Company B	10.7%	8.3%	12.7%	13.3%

(ii) Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

United States	$468,577	$342,599	$1,107,996	$826,726
Canada	18,622	17,209	44,800	38,032
Europe and other	42,578	35,516	91,490	77,770
	$529,777	$395,324	$1,244,286	$942,528

QUARTERLY REPORT – Q3 2011 P.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. SEGMENTED INFORMATION (continued):

(c)	Property, plant and equipment by geographic area are as follows:

	July 3, 2011	October 3, 2010	July 4, 2010

Honduras	$296,586	$243,033	$230,031
Caribbean Basin	117,583	118,876	118,507
United States	86,330	81,555	80,250
Bangladesh	12,029	12,124	12,050
Canada	8,851	10,051	10,288
Other	12,221	13,653	11,515
	$533,600	$479,292	$462,641

(d)	Intangible assets by geographic area are as follows:

	July 3, 2011	October 3, 2010	July 4, 2010

United States	$253,814	$54,650	$55,699
Canada	4,471	5,456	6,418
Honduras	688	907	957
Other	198	308	348
	$259,171	$61,321	$63,422

(e)	Goodwill by geographic area is as follows:

	July 3, 2011	October 3, 2010	July 4, 2010

United States	$146,800	$6,709	$6,709
Bangladesh	3,488	3,488	3,326
	$150,288	$10,197	$10,035

17. INCOME TAXES:

The income tax recovery of $6.8 million for the nine months ended July 3, 2011 includes an income tax recovery of $13.1 million related to the recognition of tax losses incurred during fiscal 2011 in higher tax jurisdictions, which are more likely than not to be realized in future periods.

18. COMPARATIVE FIGURES:

Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the July 4, 2010 net book value of computer software of $9.1 million, comprised of a cost of $26.3 million and accumulated amortization of $17.2 million from property, plant and equipment to intangible assets.

The Company also reclassified future income taxes between current and non-current as at October 3, 2010 and July 4, 2010.

QUARTERLY REPORT – Q3 2011 P.44